

June 13, 2011

Via Fax & U.S. Mail

Mr. Niels M. Johnsen
Chairman and Chief Executive Officer
International Shipholding Corporation
11 North Water Street
Suite 18290
Mobile, Alabama 36602

>   **Re: International Shipholding Corporation**
>   **Form 10-K for the year ended December 31, 2010**
>   **Filed March 14, 2011**
>   **File No. 1-10852**

Dear Mr. Johnsen:

We have reviewed your response letter dated May 27, 2011 in response to our response letter dated May 2, 2011, and have the following additional comments. Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Impairment of Long-Lived Assets, page 8

1. We note from your response to prior comment number six that as of December 31, 2010 and March 31, 2011, none of your vessels had a market value less than the respective carrying value. In this regard, to the extent that none of your vessels continue to have a market value less than the respective carrying in future periods please provide an affirmative statement to this effect.

2. We note your response to our prior comment number seven. Please revise your MD&A in future filings to include a discussion of the mitigating factors which support your belief that no impairment was required for vessels servicing your time charter segments in 2010. Also, to the extent that certain trends continue to suggest that impairment factors are present or exist for which no impairment analysis has been performed, you should

include a robust discussion of the reasons why you believe no impairment was required. Your revised disclosure should be similar in detail as that provided in your response to us.

Consolidated Statements of Income, page F-3

3. We note your response to previous comment number 12 and continue to believe that your presentation of "gross voyage profit" on the face of your statements of income as well as the presentation of any subtotal before deducting general and administrative expenses or losses/gains on the sale of assets is not appropriate in light of the nature of your business. While we acknowledge your statement that gross profit measure is a key indicator used by management to drive business decisions and that you believe it provides meaningful disclosure to investors, however the measure excludes such costs as vessel operating costs. As previously indicated, we believe your presentation of gross voyage profit should be within MD&A along with an enhanced discussion of why management believes such key indicator is important and how it is analyzes by management in driving business decisions. Please revise accordingly.

4. Furthermore, you indicate in your response that unlike your peer shipping group, you have a very diverse and unique portfolio of vessels and segments that require the analysis of key financial indicators in order to drive business decisions and that gross profit margin is one of the key indicators used by your CODM and other members of management. In this regard, please revise your non-GAAP financial measures disclosure (page 9) within MD&A to a include a statement disclosing the additional purposes management uses the non-GAAP financial measure pursuant to Item 10(e)(1)(i)(D) of Regulation S-K in light of your very diverse and unique portfolio of vessels and segments. Also, to the extent there are other key performance indicators used by management to manage the business, you should identify and discuss such measures, including non-financial performance indicators that are material to an investors understanding of your business.

Form 10-Q filed May 5, 2011

5. We note your response to prior comment number 14 and the disclosures in Note 5 of Form 10-Q filed on May 5, 2011. Please advise us and clarify in future filings how the fair market value of DryBulk was determined, including the valuation of your 50% interest prior to the acquisition date. As part of your response, please explain to us the underlying economic reason why the transaction resulted in a significant gain to you.

       You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu, at (202) 551-3306, if you have questions regarding comments on the financial statements and related matters. Please contact Tonya Bryant with any other questions at (202) 551-3601.

Sincerely,

Linda Cvrkel
Branch Chief

Via Facsimile: Manuel G. Estrada
                (251) 706-6826